SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

URS Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

903236107
(CUSIP Number)

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2014
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903236107	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,745,623
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,745,623
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,745,623
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.4%
14	TYPE OF REPORTING PERSON* IA

CUSIP No. 903236107	SCHEDULE 13D/A	Page 3 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 27, 2014 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the shares ("Shares") of common stock, par value $0.01 per share, of URS Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The 6,745,623 Shares reported herein by the Reporting Person were acquired at an aggregate purchase price of approximately $319.0 million. Such Shares were acquired with investment funds in accounts managed by the Reporting Person and margin borrowings described in the following sentence. Such Shares are held by accounts managed by the Reporting Person in commingled margin accounts, which may extend margin credit to the Reporting Person from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 13, 2014, the Reporting Person entered into an agreement with the Issuer (the "Cooperation Agreement"). Under the terms of the Cooperation Agreement, the Issuer agreed to, effective as of the next meeting of the Board (which will be held not later than March 27, 2014) (the "March Board Meeting"), (i) increase the size of the Board to fourteen members; and (ii) appoint Diane C. Creel, William H. Schumann, III, David N. Siegel and V. Paul Unruh (collectively, the "JANA Nominees") to fill the vacancies created by the foregoing increase in the size of the Board. In addition, pursuant to the terms of the Cooperation Agreement, the Issuer (a) will not approve any material new transactions prior to the March Board Meeting; (b) will nominate the JANA Nominees for election as directors at the Issuer's 2014 annual meeting of stockholders (the "2014 Annual Meeting") with terms expiring at the 2015 annual meeting of stockholders (the "2015 Annual Meeting"); (c) will recommend that the stockholders of the Issuer vote to elect the JANA Nominees at the 2014 Annual Meeting; and (d) will use its reasonable best efforts (including the solicitation of proxies) to obtain the election of the JANA Nominees at the 2014 Annual Meeting. In accordance with the Cooperation Agreement, two individuals who are currently directors of the Issuer (other than or in addition to Martin M. Koffel) will not seek re-election to the Board at the 2014 Annual Meeting and the Issuer will not seek to fill the resulting vacancies.

Pursuant to the Cooperation Agreement, the Board at the March Board Meeting will establish a new Value Creation Committee for the purpose of evaluating all options for enhancing stockholder value, including by (i) engaging an investment bank to conduct a strategic review of the Issuer’s business, operations and capital structure; (ii) engaging a cost consultant to conduct a cost review commencing with the completion of the investment banker review described in

CUSIP No. 903236107	SCHEDULE 13D/A	Page 4 of 6 Pages

clause (ii) above; and (iii) reviewing the Issuer’s management compensation structure to enhance alignment with shareholder value creation. The Value Creation Committee will be comprised of four directors (which size cannot be increased by the Board until the 2015 Annual Meeting), two of whom will be JANA Nominees chosen by the Reporting Person. The Issuer also agreed that it will not make any acquisitions during the Cooperation Period (as defined in the Cooperation Agreement), other than (a) ordinary course acquisitions not exceeding $10 million individually or $30 million in the aggregate or (b) acquisitions recommended by a majority of the JANA Nominees.

At the March Board Meeting, the Issuer will appoint two JANA Nominees chosen by the Reporting Person to the CEO Succession Committee of the Board to review or oversee the selection process for a successor to Mr. Koffel as Chief Executive Officer of the Issuer or in a similar capacity. However, Mr. Koffel may, in his sole discretion, continue as Chief Executive Officer of the Issuer, Chairman of the Board and a director of the Issuer until (i) his successor is appointed (which shall not be later than December 31, 2014), at which time he shall resign as a director of the Issuer and the Chairman of the Board, or (ii) his voluntary resignation from such positions. In addition, the Issuer will appoint one JANA Nominee chosen by the Reporting Person to the Compensation Committee of the Board.

During the Cooperation Period (as defined therein), the Reporting Person agreed (i) to vote in favor of the current members of the Board that will be up for election at the 2014 Annual Meeting; (ii) not to submit any proposal for consideration at, or bring any other business before, the 2014 Annual Meeting or initiate, encourage or participate in any "withhold" or similar campaign with respect to the election of directors at the 2014 Annual Meeting, or permit its affiliates or associates to do any of the foregoing; and (iii) not to publicly or privately support or encourage any other stockholder to take any such actions. In addition, the Reporting Person agreed to abide by certain customary standstill provisions during the Cooperation Period.

Under the Cooperation Agreement, the Reporting Person and the Issuer each also agreed to customary non-disparagement provisions.

On March 17, 2013, the Reporting Person and the Issuer issued a joint press release announcing the Cooperation Agreement and its material terms (the "Press Release").

The foregoing summaries of the Cooperation Agreement and the Press Release are qualified in their entirety by reference to the full texts of the Cooperation Agreement and the Press Release, copies of which are attached as Exhibit B and Exhibit C, respectively, to this Amendment No. 1 and are incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a)—(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 72,136,210 Shares outstanding, which is the total number of Shares outstanding as of February 28, 2014, as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on March 3, 2014 for the period ended January 3, 2014.

At the close of business on March 14, 2014, the Reporting Person may be deemed to beneficially own 6,745,623 Shares, constituting approximately 9.4% of the Shares outstanding.

CUSIP No. 903236107	SCHEDULE 13D/A	Page 5 of 6 Pages

(b) The Reporting Person has sole voting and dispositive powers over 6,745,623 Shares, which powers are exercised by the Principal.

(c) Information concerning transactions in the Shares effected by the Reporting Person since the filing of the Original Schedule 13D is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On March 13, 2014, the Issuer and the Reporting Person entered into the Cooperation Agreement, the terms of which are described in Item 4 of this Amendment No. 1. A copy of such agreement is attached as Exhibit B to this Schedule 13D and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Shares effected since the Original Schedule 13D.
Exhibit B:	Cooperation Agreement, dated March 13, 2014.
Exhibit C:	Press Release, issued March 17, 2014.

CUSIP No. 903236107	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2014

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel